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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 14D-1

                               (Amendment No. 3)

                                      and


                        AMENDMENT NO. 9 TO SCHEDULE 13D

                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               MAXTOR CORPORATION
                           (Name of Subject Company)
                           HYUNDAI ACQUISITION, INC.
                          a wholly owned subsidiary of
                          HYUNDAI ELECTRONICS AMERICA
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  577729 10 6
                     (CUSIP Number of Class of Securities)

                                    K.S. YOO
                   CORPORATE PLANNING AND COORDINATION OFFICE
                    HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                          SAN 138-1, AMI-RE, BUBAL-EUB
                            ICHON-KUN, KYOUNGKI-DO,
                                 467 860 KOREA
                               011-82-336-30-2683

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                   COPIES TO:

I.H. CHUN                         BARTLEY C. DEAMER, ESQ.           ALAN C. MYERS, ESQ.
LEGAL DEPARTMENT                  LIOR O. NUCHI, ESQ.               RICHARD D. PRITZ, ESQ.
HYUNDAI ELECTRONICS               MCCUTCHEN, DOYLE                  SKADDEN, ARPS, SLATE,
INDUSTRIES CO., LTD.              BROWN & ENERSEN                   MEAGHER & FLOM
66, JEOKSEON-DONG, JONGRO-KU      THREE EMBARCADERO CENTER          919 THIRD AVENUE
SEOUL, KOREA                      SAN FRANCISCO, CA 94111           NEW YORK, NY 10022
011-82-2-398-4324                 (415) 393-2000                    (212) 735-3000

                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE
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                  $278,591,654.80                                      $55,718.34
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* For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $6.70 per Share of 33,542,522 outstanding Shares, 1,773,749 Shares available for issuance under the 1992 ESPP and 6,264,573 Shares issuable upon conversion of Options. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percentum of the value of Shares purchased.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or schedule and the date of its filing.

Amount Previously Paid:      $55,718.34                      Filing Party:    Hyundai Acquisition, Inc.,
                                                                              Hyundai Electronics America,
                                                                              Hyundai Electronics Industries
                                                                              Co., Ltd., Hyundai Heavy
                                                                              Industries Co., Ltd., Hyundai
                                                                              Corporation and Hyundai Merchant
                                                                              Marine Co., Ltd.
Form of Registration No.     Schedule 14D-1 Issuer Tender    Date Filed:      November 8, 1995
                             Offer Statement and Amendment
                             No. 6 to Schedule 13D

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     Hyundai Acquisition, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Hyundai Electronics America ("Parent"), Parent, Hyundai Electronics Industries Co., Ltd. ("HEI"), Hyundai Heavy Industries Co., Ltd. ("HHI"), Hyundai Corporation ("HC") and Hyundai Merchant Marine Co., Ltd. ("HMM") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as amended, relating to the Purchaser's offer (the "Offer") to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Maxtor Corporation. HEI, HHI, HC and HMM also hereby amend and supplement their Statement on Schedule 13D, as amended, relating to the Shares.



ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.



     (b) The information set forth in "Special Factors -- Background of the Transaction; Past Contacts; Transactions and Negotiations with the Company" of the Supplement, dated December 20, 1995, to the Offer to Purchase (the "Supplement") is incorporated herein by reference.



ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



     (b) The information set forth in "Special Factors -- Financing the Transaction" of the Supplement is incorporated herein by reference.



ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.



     (b) The information set forth in "Special Factors -- Plans for the Company after the Transaction" of the Supplement is incorporated herein by reference.



ITEM 9. FINANCIAL STATEMENT OF CERTAIN BIDDERS.



     The information set forth in "The Tender Offer -- Certain Information Concerning HEI" of the Supplement is incorporated herein by reference.



ITEM 10. ADDITIONAL INFORMATION.



     (b-c) The information set forth in "The Tender Offer -- Certain Legal Matters; Regulatory Approvals" of the Supplement is incorporated herein by reference.



     (e) The information set forth in "Special Factors -- Background of the Transaction; Past Contacts; Transactions and Negotiations with the
Company -- Certain Litigation" of the Supplement is incorporated herein by reference.



     (f) The information set forth in the Press Release, dated December 20, 1995 and the Supplement, copies of which are attached hereto as Exhibits (a)(9) and
(a)(10), is incorporated herein by reference.



ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.



     (a)(9) Press Release, dated December 20, 1995



     (a)(10) Supplement, dated December 20, 1995.



     (g)(5) Complaint captioned Campanella v. Maxtor Corporation, et al, C.A. No. 14711 filed in the Superior Court for the State of California in the County of Santa Clara on November 1, 1995.



     (g)(6) Consolidated Amended Complaint captioned In Re Maxtor Corporation Shareholders Litigation, Consolidated C.A. No. 14668 filed in the Delaware Chancery Court on December 13, 1995.



     (g)(7) Memorandum of Understanding, dated December 18, 1995.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 20, 1995                       HYUNDAI ACQUISITION, INC.
                                               By: /s/ Y.H. KIM
                                                   -------------------------------------------
                                                   Name: Y. H. Kim
                                                   Title: President and Chief Executive
                                                   Officer
                                               HYUNDAI ELECTRONICS AMERICA
                                               By: /s/ Y. H. KIM
                                               -------------------------------------------
                                                   Name: Y. H. Kim
                                                   Title: President and Chief Executive
                                                   Officer
                                               HYUNDAI ELECTRONICS INDUSTRIES CO., LTD.
                                               By: /s/ Y.H. KIM
                                               -------------------------------------------
                                                   Name: Y. H. Kim
                                                   Title: Authorized Agent
                                               HYUNDAI HEAVY INDUSTRIES CO., LTD.
                                               By: /s/ Y.H. KIM
                                               -------------------------------------------
                                                   Name: Y. H. Kim
                                                   Title: Authorized Agent
                                               HYUNDAI CORPORATION
                                               By: /s/ Y.H. KIM
                                               -------------------------------------------
                                                   Name: Y. H. Kim
                                                   Title: Authorized Agent
                                               HYUNDAI MERCHANT MARINE CO., LTD.
                                               By: /s/ Y.H. KIM
                                               -------------------------------------------
                                                   Name: Y. H. Kim
                                                   Title: Authorized Agent

                                 EXHIBIT INDEX


                                                                                           PAGE
EXHIBIT NUMBER                                EXHIBIT NAME                                NUMBER
--------------  ------------------------------------------------------------------------  ------
     (a)(9)     Press Release, dated December 20, 1995. ................................
    (a)(10)     Supplement, dated December 20, 1995. ...................................
     (g)(5)     Complaint captioned Campanella v. Maxtor Corporation, et al., C.A. No.
                14711 filed in the Superior Court for the State of California in the
                County of Santa Clara on November 1, 1995. .............................
     (g)(6)     Consolidated Amended Complaint captioned In Re Maxtor Corporation
                Shareholders Litigation, Consolidated C.A. No. 14668 filed in the
                Delaware Chancery Court on December 13, 1995. ..........................
     (g)(7)     Memorandum of Understanding, dated December 18, 1995. ..................